Prospectus Supplement No. 14
Filed Pursuant to Rule 424(b)(3)
File No. 333-137829

CAPSOURCE FINANCIAL, INC.

2305 Canyon Boulevard, Suite 103

Boulder, CO 80302

(303) 245-0515

Prospectus Supplement No. 14

(to Final Prospectus dated August 14, 2007)

This Prospectus Supplement No. 14 supplements and amends the final prospectus dated August 14, 2007, as supplemented and amended by Supplement No. 1 thereto dated August 15, 2007, Supplement No. 2 thereto dated August 20, 2007, Supplement No. 3 thereto dated August 23, 2007, Supplement No. 4 thereto dated November 2, 2007, Supplement No. 5 thereto dated November 8, 2007, Supplement No. 6 thereto dated November 19, 2007, Supplement No. 7 thereto dated December 10, 2007, Supplement No. 8 thereto dated January 31, 2008, Supplement No. 9 dated April 1, 2008, Supplement No. 10 thereto dated April 15, 2008, Supplement No. 11 thereto dated May 20, 2008, Supplement No. 12 thereto dated June 25, 2008, and Supplement No. 13 dated August 19, 2008 (collectively, the “Final Prospectus”), relating to the sale from time to time of up to 18,086,265 shares of our common stock by certain selling shareholders.

On October 17, 2008, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K related to a change in our executive officers.

This Prospectus Supplement No. 14 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 14 supersedes the information contained in the Final Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “CPSO.” On October 16, 2008, the last reported sale price of our common stock was $0.04 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Final Prospectus dated August 14, 2007.

____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 14 is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this Prospectus Supplement No. 14 is October 17, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (d) of the

Securities Exchange Act Of 1934

Date of Report (Date of Earliest Event Reported): October 13, 2008

CapSource Financial, Inc.

(Exact Name of Registrant as Specified in Charter)

Colorado (State or Other Jurisdiction of Incorporation)	1-31730 (Commission File Number)	84-1334453 (IRS Employer Identification No.)

2305 Canyon Boulevard, Suite 103 Boulder, CO (Address of Principal Executive Offices)	80302 (Zip Code)

Registrant’s telephone number, including area code: (303) 245-0515

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers, Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)           On October 13, 2008, CapSource Financial, Inc. (the “Company”) terminated John Ramos as its Chief Financial Officer (“CFO”) as part of an expense reduction program that included the reduction of holding company executive salaries by 25%. Further salary reductions will be considered should business conditions fail to improve.

(c)           The duties of Chief Financial Officer will be assumed by Mr. Alejandro Sanchez. Mr. Sanchez has served as Chief Financial Officer for the Company’s Mexican subsidiaries, REMEX and RESALTA, since January 2004. Before that time he was Financial Director for NCH de Mexico, a multinational company based in Irving, Texas that makes industrial chemicals, for five years, and previously he held a financial management position with Banco Nacional de Mexico (Banamex). He will receive a salary of $130,000.00 pesos per month, and will be eligible for bonuses from the same bonus pool as the Company’s other executive officers. There are no familial relationships between Mr. Sanchez and any other officer or director of our Company. There are no transactions in which Mr. Sanchez has an interest requiring disclosure under Item 404(a) of Regulation S-K.

(e)           The Company entered into a Confidential Separation Agreement and General Release with Mr. Ramos dated October 13, 2008, which provides for payment of Mr. Ramos’ salary through November 30, 2008 and a general release of claims. Such agreement is attached as Exhibit 10.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

See “Exhibit Index.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPSOURCE FINANCIAL, INC. (Registrant)
Date: October 17, 2008	By:	/s/ Steven E. Reichert
		Name:	Steven E. Reichert
		Title:	Vice President and General Counsel

2

EXHIBIT INDEX

Exhibit Number	Description

10	Confidential Separation Agreement and General Release between the Registrant and John Ramos, dated October 13, 2008.

Exhibit 10.1

CONFIDENTIAL SEPARATION AGREEMENT AND GENERAL RELEASE

WHEREAS, John Ramos (“Ramos”or you) was employed by CapSource Financial, Inc. (“Company”) as Chief Financial Officer as a non-contract employee from June 1, 2008 until October 13, 2008;

WHEREAS, on October 13, 2008, Ramos’ employment with the Company was terminated by the Company;

WHEREAS, Ramos and the Company have agreed to certain benefits in connection with the termination of the employee relationship;

NOW THEREFORE the Parties agree as follows:

Terms of Agreement

1.        This Agreement shall not be in any way construed as an admission by the Company that it has acted wrongfully with respect to Ramos or any other person, or that Ramos has any rights or claims whatsoever against the Company.

2.       This Agreement shall not be in any way construed as an admission by Ramos that he has acted wrongfully with respect to the Company or any other person, or that the Company has any rights or claims whatsoever against Ramos.

3.       The Company agrees to pay Ramos the following payments:

•        Payroll payments at the current rate and on the customary dates to and including November 30, 2008;

•        All salary accrued from inception of such accrual to and including October 15, 2008, such payment being due and payable to Ramos on or before November 30, 2008.

In executing this Agreement Ramos represents and warrants that he has been repaid for all of the expenses incurred by him on behalf of the Company and such payment was received by him on October 7, 2008.

4.       In consideration of the promises contained in this Agreement, Ramos agrees:

a.         On behalf of yourself and anyone claiming through you, irrevocably and unconditionally to release, acquit and forever discharge the Company and/or its parent corporation, subsidiaries, divisions, predecessors, successors and assigns, as well as each’s past and present officers, directors, employees, shareholders, trustees, joint venturers, partners, and anyone claiming through them (hereinafter “Releaseees” collectively), in each’s individual and/or corporate capacities, from any and all claims, liabilities, promises, actions, damages and the like, known or unknown, which you ever had against any of the Releasees arising out of or relating to your employment with the Company and/or the termination of your employment with the Company. Said claims include, but are not limited to: (1) employment discrimination (including claims of sex discrimination and/or sexual harassment) and retaliation under Title VII (42 U.S.C.A. 2000e etc.) and under 42 U.S.C.A. section 1981 and section 1983, age discrimination under the Age Discrimination in Employment Act (29 U.S.C.A. sections 621-634) as amended, under any relevant state statutes or municipal ordinances; (2) disputed wages; (3) wrongful discharge and/or breach of any alleged employment contract; and (4) claims based on any tort, such as invasion of privacy, defamation, fraud and infliction of emotional distress.

b.         That you shall not bring any legal action against any of the Releasees for any claim waived and released under this Agreement and that you represent and warrant that no such claim has been filed to date. You further agree that should you bring any type of administrative or legal action arising out of claims waived under this Agreement, you will bear all legal fees and costs, including those of the Releasees.

5.         You agree to refer any and all reference checks to the Steven E. Reichert, General Counsel and you know that any such references will be limited to confirmation of your dates of employment and last position held. The obligation under this Paragraph is separable and any failure by the Company to perform the obligation in this Paragraph will only give rise to an action to enforce this Paragraph.

6.         You agree that you will not, directly or indirectly, disclose the fact of and terms of this Agreement, including the severance benefits, to anyone other than your attorney, except to the extent such disclosure may be required for accounting or tax reporting purposes or as otherwise required by law.

7.         This agreement shall be binding on the parties and upon their heirs, administrators, representatives, executors, successors and assigns and shall inure to their benefit and to that of their heirs, administrators, representatives, executors, successors and assigns.

8.         On or before October 15, 2008, you will return all of the Company’s property in your possession, including, but not limited to, materials, such as customer lists, mailing lists, account information, samples, prototypes, price lists and pricing information any phone cards, cellular phone, automobile and all of the tangible and intangible property belonging to the Company and relating to your employment with the Company. You further represent and warrant that you have not retained any copies, electronic or otherwise, of such property.

9.         You will cooperate fully with the Company in its defense of or other participation in any administrative, judicial or other proceeding arising from any charge, complaint or other action which has been or may be filed.

10.       You will not disclose any confidential or proprietary information (specifically including pricing, margins, key customer contacts and their profiles not generally known to the public) which you acquired as an employee of the Company to any other person or entity, or use such information in any manner that is detrimental to the interest of the Company.

11.       You agree that you will not make any public comments relating to the Company or its employees which are critical, derogatory or which may tend to injure the business of the Company.

12.       In the event that you breach any of your obligations under this Agreement, any outstanding obligations of the Company hereunder shall immediately terminate, and any payments previously made to you pursuant to Paragraph 3 shall be returned to the Company.

13.       The provisions of this Agreement are severable. If any provision is held to be invalid or unenforceable, it shall not affect the validity or enforceability of any other provision.

14.       This Agreement sets forth the entire agreement between you and the Company and supersedes any and all prior oral or written agreements or understandings between you and the Company concerning the subject matter of this Agreement. This Agreement may not be altered, amended or modified, except by a further written document signed by you and the Company.

15.       You represent that you fully understand your right to review all aspects of this Agreement with an attorney of your choice, even though you may not have done so, that you have carefully read and fully understand all the provisions of this Agreement and that you are freely, knowingly and voluntarily entering into this Separation Agreement and General Release.

Accepted and agreed to on this 13th day of October, 2008.

John Ramos: /s/ John Ramos
Employee signature

Capsource Financial, Inc. /s/ Steven Reichert
By Its	Steven Reichert Vice President and General Counsel